December 6, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Larry Spirgel
Kathryn Jacobson
Robert Littlepage

Re:	Samsara Inc.
Registration Statement on Form S-1
Filed November 19, 2021
File No. 333-261204

Ladies and Gentlemen:

On behalf of our client, Samsara Inc. (“Samsara” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 29, 2021, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on November 19, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and have publicly filed a revised Registration Statement on Form S-1 (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on November 19, 2021.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the heading (which references the Registration Statement filed on November 19, 2021), all page references herein refer to the corresponding page of Amendment No. 1.

Securities and Exchange Commission

December 6, 2021

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting our Performance, page 87

1.

We note your response to prior comment 2. It is not clear why this ratio is not considered a key business metric if it contributes to a more comprehensive understanding of the company’s business and results of operations. Providing the ratio for one point in time does not provide investors with enough information to assess how it trends over time. Please revise to further clarify its value.

The Company respectfully advises the Staff that it believes the inclusion of the lifetime value to customer acquisition cost ratio (“LTV:CAC ratio”) in the Registration Statement provides investors with helpful context regarding the Company’s unit economics. The Company further advises the Staff that this ratio is highly sensitive to period-to-period fluctuations to its inputs, and is particularly impacted by factors such as the exact timing of renewals and the size of the customers that are renewing their subscriptions with the Company. Accordingly, fluctuations in the LTV:CAC ratio from period to period may not be due to material changes in the Company’s business. As a result, the Company does not believe that the disclosure of the exact ratio for each period would be useful to investors and could be misleading by putting undue weight on immaterial period-to-period fluctuations.

The Company further advises the Staff that it is not aware of any adverse trend, and the Company believes that an understanding of the Company’s unit economics, namely that the Company’s LTV:CAC ratio was at least 8x for each of the periods presented in the Registration Statement, is what is meaningful to investors. In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1 to clarify that the Company estimates that its LTV:CAC ratio was at least 8x for each of the past eleven quarters and that the Company believes that this is indicative of the state of its business and unit economics for the foreseeable future.

*****

Securities and Exchange Commission

December 6, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Sanjit Biswas, Samsara Inc.
Dominic Phillips, Samsara Inc.
Adam Eltoukhy, Samsara Inc.
Mai Li, Samsara Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP
Pamela L. Marcogliese, Freshfields Bruckhaus Deringer US LLP